Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, CA 90067-3206

Philippa Bond
Member of the Firm
d 310.284.5607
f 310.557.2193
pbond@proskauer.com
www.proskauer.com

August 29, 2012

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:        Ms. Mara L. Ransom

Re:      99¢ Only Stores

Registration Statement on Form S-4

Filed July 9, 2012

File No. 333-182582

Dear Ms. Ransom:

On behalf of 99¢ Only Stores (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 7, 2012 relating to the above-referenced registration statement (the “Registration Statement”) of the Company filed with the Commission on Form S-4 (File No. 333-182582) on July 9, 2012.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing blacklined copies, complete with exhibits, of Amendment No. 1, marked to show changes from the Registration Statement filed with the Commission on July 9, 2012.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 1. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of Amendment No. 1.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

U.S. Securities and Exchange Commission

August 29, 2012

1.                                    Please provide your property and employee information as of a more recent practicable date.

Response to Comment 1:

The Company has revised its disclosure on pages 85 through 87 to provide its property and employee information as of July 28, 2012, in response to the Staff’s comment.

2.                                    Please disclose the basis for your assertions about your competitive position within your industry.  If you funded or were otherwise affiliated with any of the studies or reports you cite, please disclose this.  Please note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit.  Alternatively, please confirm that these sources are widely available to the public.  If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true.  Please also provide independent supplemental materials, with appropriate markings and page references in your response, supporting these statements. The following are examples only of some of your competitive position assertions:

•                 “…we are a leading operator of extreme value retail stores in the southwestern United States…,” pages 1 and 72;

•                 “…the highest [net sales per store and square foot] among all dollar store chains,” page 1;

•                 “…[we] have the most productive stores among leading U.S. publicly reporting dollar store chains when ranked by sales per store and average sales per square foot,” page 73;

•                 “Leading Store Footprint,” page 73; and

•                 “With our industry-leading store sales productivity metrics…,” page 74.

Response to Comment 2:

Under separate cover, the Company is providing highlighted copies of a report and other supplemental materials, which provide the basis for its assertion that “we are a leading operator of extreme value retail stores in the southwestern United States” cited on pages 1 and 76.  In response to the Staff’s comments, the Company has revised its disclosure on (a) pages 1 and 76 to clarify the basis of its assertions, (b) page 2 to indicate that the assertion is the Company’s belief based on its industry experience, and (c) pages 77 and 78 to delete the reference to “leading.”

U.S. Securities and Exchange Commission

August 29, 2012

3.                                    Please confirm that the expiration date for the exchange offer will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response to Comment 3:

The Company hereby confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

4.                                    We note that you are registering 11% Senior Notes due in 2019 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988).  See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response to Comment 4:

Concurrently with this letter, the Company is filing a supplemental letter which states that it is registering the exchange offer in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). The supplemental letter includes the representations contained in Morgan Stanley & Co. Inc. No-Action Letter (available June 5, 1991) and Shearman & Sterling No-Action Letter (available July 2, 1993).

5.                                    As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement.  Please confirm that the offer will be open at least through midnight on the twentieth business day.  Please see Rule 14d-1(g)(3).

Response to Comment 5:

The Company hereby confirms that the exchange offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). The 5:00 p.m. expiration time will be on the twenty-first business day after commencement of the exchange offer.

U.S. Securities and Exchange Commission

August 29, 2012

6.                                    The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer.  Please see Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.  Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response to Comment 6:

The Company has deleted the reference to the safe harbor on page ii in response to the Staff’s comment.

7.                                    Please delete the third sentence in the first paragraph in which you state that other additional risks and uncertainties not presently known or which you currently believe are immaterial may adversely affect your business or financial performance.  Please note that all material risks should be described in your disclosure.

Response to Comment 7:

The Company has deleted the third sentence in the first paragraph on page 14 in response to the Staff’s comment.

8.                                    Here or in an appropriate place in your prospectus, please disclose the current rating that has been assigned to your exchange notes so that investors can put this risk and the one that follows in context.

Response to Comment 8:

The Company has revised its disclosure on page 20 in response to the Staff’s comment.

9.                                    Please revise to quantify and compare the average sales per store and average sales per estimated saleable square foot between your Texas and California stores. We note you provide this information on page 47.

Response to Comment 9:

The Company has revised its disclosure on page 23 in response to the Staff’s comment.

10.                            Refer to pro forma adjustment (c) on page 45.  We note the Rinso and Halsa private label brands will be amortized over a useful life of 20 years and the Bargain Wholesale customer relationships will be amortized over a remaining useful life of 12 years.  Please tell us and disclose what pertinent factors were considered in your determination of useful lives of these finite-lived intangible assets.

U.S. Securities and Exchange Commission

August 29, 2012

Response to Comment 10:

The Company has revised its disclosure on page 45 to more clearly describe the basis for determining the useful lives.

The Company advises the Staff that in its determination of useful lives of the Rinso and Halsa private label brands and the Bargain Wholesale customer relationships, the Company considered ASC 350-30-35-3, which requires that the estimated useful lives of assets be based on analysis of all pertinent factors.  Specifically, the Company considered the factors below in arriving at useful lives for the Rinso and Halsa private label brands and the Bargain Wholesale customer relationships.

Rinso and Halsa

The Rinso and Halsa private label brands were valued by an independent valuation firm by using the relief from royalty method, a form of the income approach.  The principle behind this method is that the value of an intangible asset is equal to the present value of the after-tax royalty savings attributable to owning the intangible asset.  Each of these private label brands was valued with a 20-year life, instead of an indefinite life, based on the actual brand recognition of the asset and the likelihood of a market participant actually paying for the brand name assuming an indefinite life. The estimated value for each of the Rinso and Halsa brands was $1 million. The remaining useful life was determined at a point at which the sum of the undiscounted future cash flows equal 95% of the total expected undiscounted future cash flows.  Based on the application of the aforementioned factors, the expected useful life on each of the Rinso and Halsa private label brands was 20 years.

The Company is not aware of any legal, regulatory or contractual provisions or other factors that would change its estimate of the useful life of these private label brands.

Bargain Wholesale Customer Relationships

Bargain Wholesale customer relationships were valued by an independent valuation firm using the multi-period excess earnings method, a form of the income approach, under which the remaining life is determined based on historical customer revenue data.  The estimated value of Bargain Wholesale customer relationships was $20 million. The remaining useful life was determined at a point at which the sum of undiscounted future cash flows equal 95% of the total expected undiscounted future cash flows.  Based on the application of the aforementioned factors, the expected useful life of the Bargain Wholesale customer relationships was 12 years.

U.S. Securities and Exchange Commission

August 29, 2012

The Company is not aware of any legal, regulatory or contractual provisions or other factors that would change its estimate of the useful life of the customer relationships.

11.                            Refer to adjustment (e). Please disclose which adjustments result in no tax benefits.

Response to Comment 11:

The Company has revised its disclosure on page 45 in response to the Staff’s comment.

12.                            Refer to your pro forma fiscal 2012 disclosure towards the bottom of page 48.  Please label this supplemental information as “unaudited,” and revise to give prominence to your results based on your historical financial statements.  Your supplemental comparable fiscal 2012 analysis should be in addition to any analysis based on your historical audited financial statements.

Response to Comment 12:

The Company has revised its disclosure on page 49 in response to the Staff’s comment.

13.                            We note you discuss your results of operations on a stand-alone basis for the predecessor stub period April 3, 2011 to January 14, 2012.  Please tell us what consideration you gave to providing a comparable historical analysis for this predecessor period.  We believe you could provide useful information to potential investors by separately quantifying the change related to the timing of the predecessor periods, namely the predecessor period April 3, 2011 to January 14, 2012 versus the fiscal year ended April 2, 2011.

Response to Comment 13:

The Company advises the Staff that it considered providing a comparable historical analysis of the predecessor stub period April 3, 2011 to January 14, 2012 against the fiscal year ended April 2, 2011.  The Company concluded that such a presentation would not be meaningful to investors because the exclusion of an 11-week period – almost a full fiscal quarter – from the predecessor stub period would significantly impair comparability of the periods.  The Company notes that there were no purchase accounting adjustments to total sales or cost of sales as a result of the Merger.  The Company believes that the full year comparison of unaudited pro forma fiscal 2012 to pro forma fiscal 2011 that is supplementally disclosed presents a more meaningful comparison of its operating results and better corresponds to its historical and future presentation of results.

U.S. Securities and Exchange Commission

August 29, 2012

14.                            Please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way.  Please see Item 14(h) of Form S-4, Item 303 of Regulation S-K and Release No. 33-8350.  For example, and not as an exhaustive list, please discuss:

•      the current and potential impact of your substantial indebtedness on you and your operations in greater detail, including your plans for dealing with this debt in future periods, the manner in which your debt may limit your financial flexibility in future periods, and how you will deal with any limited financial flexibility; and

•      how your future expansion plans, such as your plans to increase your store count by approximately 10% in fiscal 2013 and to upgrade your information systems, may impact your liquidity and capital resources.

Response to Comment 14:

The Company has revised its disclosure on pages 67, 70 and 71 in response to the Staff’s comment.

15.                            We note your statement in this section that “until the Merger, [you] did not generally rely upon external sources of financing.”  Please explain whether this external financing may impact your purchasing abilities such as your ability to make immediate buying decisions, willingness to take on large volume purchases and ability to pay cash or accept abbreviated credit terms.  Please see Item 14(h) of Form S-4 and Item 303 of Regulation S-K.

Response to Comment 15:

The Company has revised its disclosure on page 67 in response to the Staff’s comment.

16.                            In an appropriate place in this discussion, please revise to disclose the amount outstanding under the First Lien Term Loan Facility.

Response to Comment 16:

The Company respectfully advises that it disclosed the amount outstanding under the First Lien Term Loan Facility on page 65 of the Registration Statement.  The Company has revised such disclosure on page 68 to update the amount outstanding under the First Lien Term Loan Facility for the first quarter of fiscal 2013.

U.S. Securities and Exchange Commission

August 29, 2012

17.                            We read your disclosure that approximately one-third of your sales are derived from products produced outside the United States.  To the extent material, please expand your Management’s Discussion and Analysis of Financial Condition and Results of Operations to clarify your foreign currency exposure related to your purchases of imported goods, the origin of these purchases and the amounts of any gains or losses recognized for the past three fiscal years  (successor/ predecessor) related to foreign currency transactions.

Response to Comment 17:

The Company has revised its disclosure on page 81 in response to the Staff’s comment.

18.                            We note your statement that “[f]ollowing the Merger and in connection with their new employment agreements, Messrs. Schiffer, Jeff Gold and Howard Gold will be eligible to receive annual cash bonuses targeted at 200% of their respective base salaries with a maximum annual bonus opportunity of 237.5%, in all cases, based on the performance of the Company and the level of achievement of performance goals established in advance by the Compensation Committee for each fiscal year starting with fiscal 2013.”  Please specify what aspects of the Company’s performance will be used to determine these annual bonuses.  Please also provide the performance goals established by the Compensation Committee. If those goals have been set for this fiscal year, please indicate as much.  Please see Item 19(a)(7)(ii) of Form S-4 and Instruction 2 to Item 402(b) of Regulation S-K.

Response to Comment 18:

Item 402(b) of Regulation S-K requires the disclosure of “compensation awarded to, earned by, or paid to the named executive officers” for the last fiscal year and an explanation of “all material elements” of compensation of the named executive officers.  The Company notes that no bonuses were awarded to, earned by or paid to the named executive officers for fiscal year 2012.  The Company advises the Staff that it included the disclosure identified by the Staff for the purpose of explaining a change from the pre-merger annual bonus practice with respect to the named executive officers, thereby providing additional context for their fiscal year 2012 compensation and disclosing a material element of named executive officer compensation.  Compliance and Disclosure Interpretation 118.07 provides that disclosure of actions regarding executive compensation that were taken after the registrant’s last fiscal year end is limited to those actions or steps that could “affect a fair understanding of the named executive officer’s compensation for the last fiscal year.”  Accordingly, the Company has not included further disclosure regarding bonuses for the current or future fiscal periods.

U.S. Securities and Exchange Commission

August 29, 2012

19.                            We note that the Compensation Committee considered peer data compiled by Watson Wyatt.  Please clarify whether you benchmarked compensation based on the information provided by Watson Wyatt.  If so, please provide the information required by Item 402(b)(2)(xiv) of Regulation S-K and identify the companies comprising the peer group.  We reissue comment 6 in our letter dated February 3, 2011.

Response to Comment 19:

The Company has revised its disclosure on page 96 in response to the Staff’s comment.

20.                            Please clarify how the amounts awarded to Messrs. Schiffer, Gold and Gold in the March 2012 option grant were determined.  Please see Item 19(a)(7)(ii) of Form S-4 and Item 402(b)(2)(ix) of Regulation S-K.

Response to Comment 20:

The Company has revised its disclosure on page 96 to clarify that the amounts awarded to Messrs. Schiffer, Gold and Gold were granted in connection with the Merger.

21.                            Please revise to provide the information required by Item 403 of Regulation S-K for your Class A and Class B common stock. Please also provide this information for each class of equity securities of your parent. Please see Item 19(a) and (b) of Form S-4.

Response to Comment 21:

The Company has revised its disclosure on page 103 through 105 in response to the Staff’s comment.

22.                            Please clarify whether there are any related parties among the Rollover Investors. Please see Item 19(a)(7)(iii) of Form S-4 and Item 404 of Regulation S-K.

Response to Comment 22:

The Company has revised its disclosure on page 107 to clarify that the lease agreements are with related parties.

23.                            Please briefly describe the “significant corporate actions” described in the last sentence of the first paragraph on page 100. Please see Item 19(a)(7)(iii) of Form S-4 and Item 404(a)(6) of Regulation S-K.

U.S. Securities and Exchange Commission

August 29, 2012

Response to Comment 23:

The Company has revised its disclosure on page 106 in response to the Staff’s comment.

24.                            Please elaborate upon the management and financial services that Sponsors will be providing pursuant to the Management Services Agreements you discuss here.

Response to Comment 24:

The Company informs the Staff that the terms of the Management Services Agreements do not provide any more detail than to provide for management and financial services to be mutually agreed upon by the parties thereto. The Company notes that the Management Services Agreements have been filed as exhibits to Amendment No. 1.

25.                            Please file the voting agreement, management services agreement and stock purchase agreement as exhibits.  Please see Item 21 of Form S-4 and Item 601(b)(10) of Regulation S-K.

Response to Comment 25:

The Company has filed the voting agreement and each of the management services agreement as Exhibits 10.23, 10.36 and 10.37, respectively, in response to the Staff’s comment.  The Company  informs the Staff that the Company is not a party to the stock purchase agreement, however, because the agreement relates to the equity securities of the Company’s parent, such disclosure is included in footnote 3 on page 104.

26.                            You mention here that the Guarantees are limited in amount in certain respects. Please clarify your disclosure to make it clear that, if true, such limitations do not impact the “full” nature of your guarantees, as required by Rule 3-10(f) of Regulation S-X.

Response to Comment 26:

The Company has revised its disclosure on page 113 in response to the Staff’s comment.

27.                            We note your independent auditor made reference to an audit of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2012, and you indicate on page 71 that their attestation report was included in the prospectus.  We could not locate the auditor’s attestation report.  Please advise, or revise.

Response to Comment 27:

The Company has revised its disclosure on page F-3 to include its independent auditor’s attestation report in response to the Staff’s comment.

U.S. Securities and Exchange Commission

August 29, 2012

28.                            Please tell us why the liability for outstanding gift cards is recorded in accrued expenses as opposed to deferred revenue.  If material, then please disclose the amount of the accrued liability related to your gift card sales.  Further, please expand your disclosure for unredeemed gift cards to indicate whether or not gift cards are sold with expiration dates.  Lastly, please explain to us and disclose how you will determine when the likelihood of redemption becomes remote.

Response to Comment 28:

The Company advises the Staff that the classification of gift card liability is not specifically addressed in U.S. generally accepted accounting principles.  The Company believes that classifying gift card liability as accrued expense is consistent with historical retail industry practice of treating unredeemed gift cards as a liability.  The accrued liability for gift cards was approximately $0.6 million as of March 31, 2012 and June 30, 2012, which the Company believes is immaterial.  Gift cards issued by the Company do not have expiration dates.  The Company advises the Staff that liability for gift cards is reduced only when card amounts are redeemed or escheated to certain states and the Company does not otherwise determine the likelihood of redemption.  The Company has revised its disclosure on page F-15 to clarify that the gift cards do not have expiration dates.

29.                            We note you self-insure for workers’ compensation claims.  Please revise your disclosure to include a table showing year end balances of the reserve and additions, subtractions and adjustments made during the year. Please note this comment also applies to your self-insured health insurance liability disclosure on page F-15.

Response to Comment 29:

The Company has revised its disclosure on page F-41 in response to the Staff’s comments.

30.                            We note you recorded significant deferred taxes in connection with the Merger transaction.  In particular, we note from page F-27 that your recorded approximately $204 million in “amortization” related deferred tax liabilities. Please summarize for us how you identified and measured the deferred taxes related to the book versus tax basis differences of the acquired net assets. Refer to FASB ASC 740-10-30-8.  Lastly, please tell us and disclose why you do not expect any of the residual goodwill to be tax deductible.

U.S. Securities and Exchange Commission

August 29, 2012

Response to Comment 30:

Under ASC 805, “Business Combinations,” (“ASC 805”) an acquirer should recognize and measure deferred taxes arising from the assets acquired and liabilities assumed in a business combination in accordance with ASC 740, “Income Taxes” (“ACS 740”). Moreover, ASC 805 requires the acquired net assets to be recorded at fair value (with certain exceptions). For tax purposes, the Merger was a nontaxable transaction, resulting in a carryover tax basis, and for accounting purposes the net assets were recorded at fair value in accordance with ASC 805.  Deferred tax assets and liabilities were measured and recorded by measuring the carryover tax basis of the Company’s assets and liabilities against the respective fair values recorded for accounting purposes and by applying the applicable tax rate in accordance with ASC 740-10-25-20 and ASC 740-10-30-8.  The goodwill arising from the Merger is not deductible for tax purposes because the Merger was a nontaxable transaction.  In accordance with ASC 805-740-25-3, a deferred tax liability was not provided for the excess of book goodwill over tax deductible goodwill.

The Company has revised its disclosure on page F-20 to clarify that it does not expect residual goodwill to be tax-deductible because the Merger was a nontaxable transaction.

31.                            Please provide the undertakings required by Item 512(a)(5) and (a)(6) of Regulation S-K.  Please see Item 22(a) of Form S-4.

Response to Comment 31:

The Company has revised its disclosure on page II-5 through II-6 in response to the Staff’s comment.

32.                            Please identify your principal financial officer and your controller or principal accounting officer on page II-8. Please see Instruction 1 to Signatures of Form S-4.

Response to Comment 32:

The Company has revised its disclosure on page II-9 in response to the Staff’s comment.

33.                            We note counsel’s assumptions in the first paragraph on page 2.  As counsel is opining that each Exchange Guarantee is a binding obligation, please have counsel revise to address Nevada law consistent with Section II.B.1.e of Staff Legal Bulletin No. 19.  If you have engaged local counsel to provide such opinion, please file such opinion as an exhibit.

U.S. Securities and Exchange Commission

August 29, 2012

Response to Comment 33:

The Company acknowledges the Staff’s comment and will file a dated and executed copy of counsel’s revised opinion in response to such comment before it requests acceleration of effectiveness of the Registration Statement.

34.                            Please have counsel revise the third to last paragraph to include the Company’s state of incorporation as counsel is opining that the Exchange Notes are binding obligations of the Company.  Please see Section II.B.1.e of Staff Legal Bulletin No. 19.

Response to Comment 34:

The Company acknowledges the Staff’s comment and will file a dated and executed copy of counsel’s revised opinion in response to such comment before it requests acceleration of effectiveness of the Registration Statement.

Please do not hesitate to contact me at (310) 284-5607 with any questions or comments regarding this response letter or the Amendment No. 1.  Thank you for your assistance.

Sincerely,

/s/ Philippa Bond

Philippa Bond, Esq.

cc: Eric Schiffer
Proskauer Rose LLP